Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES A CHANGE IN THE APPOINTED DIRECTORS OF THE PARTNERSHIP

ATHENS, GREECE – 11/17/17 – Capital Product Partners L.P. (the “Partnership”) (NASDAQ: CPLP) today announced that Mr. Gurpal Grewal has been appointed by Capital GP L.L.C., the general partner of the Partnership, as an Appointed Director of the Partnership. His appointment is effective from November 16, 2017.

Mr. Gurpal Grewal replaces Mr. Nikolaos Syntychakis, who resigned as an Appointed Director of the Partnership with effect on November 16, 2017.

Biography of Mr. Gurpal Grewal

Gurpal Grewal currently serves as technical director of Capital Ship Management Corp., the Partnership’s manager. Mr. Grewal is a chartered engineer and has over 35 years of experience in new building design, construction, and supervision of bulk carriers, tankers, LPG and LNG vessels. He previously served as technical director for both Quintana Shipping Co. and Marmaras Navigation Ltd. Between 2004 and 2008, Mr. Grewal was a member of the board of directors and conflicts committee of Quintana Maritime Co. Between June 1998 and September 2005, Mr. Grewal served as technical director and principal surveyor for Lloyd’s Register of Shipping and Industrial Services S.A. (“Lloyd’s Register”) in Greece. Mr. Grewal was also previously employed by Lloyd’s Register in London as a senior ship and engineer surveyor in the Fleet Services Department. In addition, from 1996 to 1998, Mr. Grewal served as assistant chief resident superintendent with John J. McMullen & Associates, New York, where he supervised the new building of product tankers in Spain. Prior to 1996, Mr. Grewal served for ten years as senior engineer at Lloyd’s Register supervising the construction of new building vessels in a variety of shipyards.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of tanker, container and drybulk vessels. The Partnership currently owns 36 vessels, including twenty-one modern MR (Medium Range) product tankers, four Suezmax crude oil tankers, ten neo Panamax container vessels and one Capesize bulk carrier. Its vessels trade predominantly under period charters to CMA-CGM S.A., Cosco Bulk Carrier Co. Ltd., CSSA S.A. (Total S.A.), Empresa Publica Flota Petrolera Ecuatoriana EP Flopec (“Flopec”), Hyundai Merchant Marine Co. Ltd., International Seaways, Inc., Pacific International Lines (Pte) Ltd., Petróleo Brasileiro S.A. (“Petrobras”), Repsol Trading S.A., and Capital Maritime & Trading Corp.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-F

Contact Details:

Capital GP L.L.C.

Gerasimos (Jerry) Kalogiratos

CEO and CFO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.